UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: July 12, 2019

Commission File No. 001-38651

Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

On July 12, 2019, Christos Christopoulos presented his resignation as Chief Financial Officer of Navios Maritime Containers L.P. (the “Partnership”), effective as of July 12, 2019.

On July 9, 2019, the Board of Directors of the Partnership appointed Erifili Tsironi as the Partnership’s Chief Financial Officer, effective July 12, 2019.

On July 12, 2019, the Partnership issued a press release announcing the resignation of Mr. Christopoulos and the appointment of Ms. Tsironi. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer

Date: July 12, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated July 12, 2019.